FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS STRONG FIRST QUARTER RESULTS FUELED BY INCREASES IN NET SALES, GROSS MARGIN, AND EPS

Kona Big Wave continues to outperform craft segment with 22% depletions growth

Portland, Ore. (May 9, 2018) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced financial results for the first quarter ended March 31, 2018 and reconfirmed guidance for the full year. CBA delivered net sales growth of 7% in the first quarter, along with strong revenue per barrel increases and improvement in beer-related costs per barrel that generated a 310-basis point expansion in gross margin over the first quarter in 2017. These improvements, coupled with disciplined cost management, helped drive a 112% increase in CBA’s first quarter operating income.

Harnessing the Power of Kona’s Liquid Aloha
As more breweries and brands compete for consumers’ share of mind, Kona’s flagship Big Wave Golden Ale continued to outperform the craft market, with global depletions up 22% in the first quarter. Kona’s overall depletion growth of 3% reflects continued strong demand both domestically and internationally, for Kona’s distinctive portfolio that addresses consumer demand for both flavor and sessionability. In the first quarter, Kona also introduced a new year-round offering, Kanaha Blonde Ale, a refreshing 99-calorie beer with a hint of mango that is available nationwide.

Unlocking Value through our AB Partnership
We continued to leverage our enhanced agreements with Anheuser-Busch (“AB”), with CBA brands participating in key wholesaler focus programs to support the upcoming summer selling season as we realized ongoing cost efficiencies through producing and shipping beer from AB’s Fort Collins brewery.

Leveraging Improved Financial Fundamentals
CBA delivered first quarter net sales growth of 7%, gross profit improvement of 19%, and gross margin of 31.7%, including beer gross margin of 35.5%. These results reflect the significant operational achievements we completed last year to optimize our brewery footprint with the transition out of Memphis, closure and sale of our Woodinville facility, and start-up of brewing operations in Fort Collins, while simultaneously reducing wholesaler inventories by over 30%. As a result of our successful cost management and improved financial fundamentals, we are now able to increase investment behind our brands to further strengthen the top line.

Select financial highlights for the first quarter 2018:

•	Depletions for Kona grew 3% in the first quarter, while overall CBA depletions were down 4% for the quarter, compared to the same period in 2017.

•
CBA’s shipments increased 9%, reflecting a soft comparison to lower shipment volumes in the first quarter of 2017 due to a significant effort to reduce our wholesaler inventories by more than 30%. The health of our first quarter 2018 shipments, achieved while maintaining optimum wholesaler inventory levels, supports our distribution partners who are addressing complexity and space constraints associated with today’s competitive market, while giving CBA further flexibility to meet demand.

•
Net sales increased 7% to $47.5 million in the first quarter, primarily attributed to increases in shipment volume and average unit pricing and partially offset by the non-recurrence of a $1.7 million contract brewing volume shortfall fee received from Pabst in the first quarter of 2017.

•
Gross profit increased by 19%, to $15.1 million, and gross margin increased by 310 basis points to 31.7% compared to the first quarter in 2017. Our beer gross margin expanded to 35.5%, primarily due to increases

Craft Brew Reports First Quarter Results; Reconfirms 2018 Financial Guidance

in average unit pricing and shipment volume, as well as improved operating efficiencies as a result of our brewery footprint optimization.

•
Selling, general and administrative expense (“SG&A”) for the first quarter was $14.7 million, a 5% decrease compared to the first quarter of 2017, which primarily reflects the impact of a $0.5 million gain realized on the sale of our Woodinville facility completed in the first quarter this year, as well as timing of sales and marketing initiatives.

•	Diluted earnings per share was $0.01 for the first quarter, an improvement of $0.10 over the first quarter diluted net loss per share of $0.09 in 2017, reflecting an effective tax rate of 27.8%.

“CBA’s solid first quarter results underscore the improved health of our company by combining sustained strength for Kona, anchored by a 22% increase in flagship Big Wave, with exceptional company-wide cost management and efficiency gains,” said CBA CEO Andy Thomas. “We are now in a stronger position than ever to increase investments behind our Kona plus strategy as we explore new avenues for growth in this transformed and ever-changing competitive marketplace.”

Anticipated financial highlights for 2018:
As CBA’s first quarter performance was in line with our expectations, we are reaffirming our 2018 guidance as follows:

•	Total CBA depletion change ranging between a decline of 2% and an increase of 3%.

•	Shipments ranging between a decrease of 2% and increase of 3%, which reflects ongoing progress to align our supply chain.

•	Average price increases of 1% to 3%, reflecting improvements in revenue management and lower federal excise taxes.

•
Total gross margin rate of 32.0% to 35.0%, reflecting increases in net revenue per barrel, continued improvements in brewery operations, lower fixed overhead, and ongoing efforts to stabilize pub operations.

•	SG&A expense ranging from $59 million to $61 million, as we continue to reinvest cost savings into our brands and expand our consumer and trade marketing programming.

•	Capital expenditures of approximately $16 million to $19 million, which reflects continued work on the new Kona brewery and the addition of a new canning line in our Portland brewery.

•	Effective tax rate of 27%.

“We’re seeing the building blocks of CBA’s financials come together in a way that truly reinforces the strengthening of our company as an outcome of the team’s hard work,” said CBA CFO Joe Vanderstelt. “These results could not have come together at a more important time in our business as we look for opportunities to grow the topline by strategically investing in our brands in an otherwise challenging segment.”

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions, shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, our effective tax rate, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2017. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, growing national craft beer brand, with strong regional breweries and innovative lifestyle brands, Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Craft Brew Reports First Quarter Results; Reconfirms 2018 Financial Guidance

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2018	2017
Sales	$50,085	$46,766
Less excise taxes	2,598	2,464
Net sales	47,487	44,302
Cost of sales	32,416	31,633
Gross profit	15,071	12,669
As percentage of net sales	31.7%	28.6%
Selling, general and administrative expenses	14,748	15,469
Operating income (loss)	323	(2,800)
Interest expense	(134)	(181)
Other income, net	34	3
Income (loss) before income taxes	223	(2,978)
Income tax provision (benefit)	62	(1,191)
Net income (loss)	$161	$(1,787)

Basic and diluted net income (loss) per share	$0.01	$(0.09)
Weighted average shares outstanding:
Basic	19,310	19,261
Diluted	19,488	19,261
Total shipments (in barrels):
Core Brands	160,600	148,200
Contract Brewing	6,400	4,600
Total shipments	167,000	152,800
Change in depletions (1)	(4)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2018	2017
Current assets:
Cash, cash equivalents and restricted cash	$2,814	$145
Accounts receivable, net	28,569	22,430
Inventory, net	15,910	21,030
Other current assets	2,508	3,513
Total current assets	49,801	47,118
Property, equipment and leasehold improvements, net	104,394	120,477
Goodwill	12,917	12,917
Intangible, equity method investment and other assets, net	20,779	19,392
Total assets	$187,891	$199,904
Current liabilities:
Accounts payable	$15,012	$17,921
Accrued salaries, wages and payroll taxes	4,692	5,955
Refundable deposits	4,291	6,502
Deferred revenue	4,035	2,185
Other accrued expenses	3,742	2,239
Current portion of long-term debt and capital lease obligations	802	1,502
Total current liabilities	32,574	36,304
Long-term debt and capital lease obligations, net of current portion	10,124	26,572
Other long-term liabilities	14,067	18,746
Total common shareholders' equity	131,126	118,282
Total liabilities and common shareholders' equity	$187,891	$199,904

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$161	$(1,787)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,736	2,895
(Gain) loss on sale or disposal of Property, equipment and leasehold improvements	(516)	3
Deferred income taxes	(605)	(1,207)
Other, including stock-based compensation	558	529
Changes in operating assets and liabilities:
Accounts receivable, net	(285)	1,578
Inventories	(1,791)	(1,926)
Other current assets	1,128	(1,018)
Accounts payable and other accrued expenses	3,015	2,946
Accrued salaries, wages and payroll taxes	(1,185)	988
Refundable deposits	(475)	36
Net cash provided by operating activities	2,741	3,037
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(1,104)	(1,965)
Proceeds from sale of Property, equipment and leasehold improvements	22,456	—
Restricted cash from sale of Property, equipment and leasehold improvements	515	—
Net cash provided by (used in) investing activities	21,867	(1,965)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(174)	(131)
Net repayments under revolving line of credit	(22,199)	(1,238)
Net cash used in financing activities	(22,373)	(1,369)
Increase (decrease) in Cash, cash equivalents and restricted cash	2,235	(297)
Cash, cash equivalents and restricted cash, beginning of period	579	442
Cash, cash equivalents and restricted cash, end of period	$2,814	$145

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	March 31,
	2018	2017	Change		% Change
Net sales	$210,641	$207,587	$3,054		1.5%
Gross profit	$67,660	$63,551	$4,109		6.5%
As percentage of net sales	32.1%	30.6%	150	bps
Selling, general and administrative expenses	59,742	60,769	(1,027)		(1.7)%
Operating income	$7,918	$2,782	$5,136		184.6%

Net income	$11,471	$1,102	$10,369		940.9%

Basic and diluted net income per share	$0.59	$0.06	$0.53		883.3%
Total shipments (in barrels):
Core Brands	743,000	754,700	(11,700)		(1.6)%
Contract Brewing	19,500	24,100	(4,600)		(19.1)%
Total shipments	762,500	778,800	(16,300)		(2.1)%
Change in depletions (1)	(2)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2018	2017
Net income (loss)	$161	$(1,787)
Interest expense	134	181
Income tax provision (benefit)	62	(1,191)
Depreciation expense	2,693	2,830
Amortization expense	43	65
Stock-based compensation	485	357
Loss on disposal of assets	(516)	3
Adjusted EBITDA	$3,062	$458

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including loss on impairment of assets and net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).